UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 11)*

BGC Partners, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

05541T 10 1

(CUSIP number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

December 23, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 16

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 100,067,868 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 100,067,868 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 100,067,868 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 30.3%
14	Type of reporting person (see instructions) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 16

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 102,925,556 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 102,925,556 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 102,925,556 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 30.9%
14	Type of reporting person (see instructions) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 16

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,452,364 shares of Class A Common Stock
	8	Shared voting power 117,327,153 shares of Class A Common Stock
	9	Sole dispositive power 8,452,364 shares of Class A Common Stock
	10	Shared dispositive power 117,327,153 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 125,779,517 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.1%
14	Type of reporting person (see instructions) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 16

This Amendment No. 11 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), Amendment No. 8 to the Original 13D, dated February 17, 2011 (“Amendment No. 8”), Amendment No. 9 to the Original 13D, dated January 16, 2013 (“Amendment No. 9”), and Amendment No. 10 to the Original 13D, dated July 2, 2015 (“Amendment No. 10”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 or Amendment No. 10, as the case may be.

CUSIP No. 05541T 10 1	13D	Page 6 of 16

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following items. All of the information set forth below has been previously reported in the public filings of BGC Partners, Inc. (the “Company”) and/or in Section 16(a) reports of the relevant persons, in each case unless otherwise indicated or not applicable.

CFLP Distributions

As previously reported on September 23, 2016, CFLP distributed to its partners an aggregate of 2,228,860 shares of Class A Common Stock, of which 93,816 shares of Class A Common Stock were distributed to CFGM and 1,156,310 shares of Class A Common Stock were distributed to Mr. Lutnick, in a pro rata distribution. A total of 20,765 shares of Class A Common Stock were distributed to Mr. Merkel, and certain trusts, in the pro rata distribution; on September 30, 2016, these shares were repurchased by the Company at a price of $8.75 per share. The Merkel transactions were included in the Company’s stock repurchase authorization and were approved by the Audit Committee of the Company’s Board of Directors. The distributed shares were already outstanding, and no new shares were issued.

As previously reported, on December 21, 2015, CFLP distributed to its partners an aggregate of 2,504,816 shares of Class A Common Stock, of which 115,443 shares of Class A Common Stock were distributed to CFGM and 1,855,535 shares of Class A Common Stock were distributed to Mr. Lutnick, in a pro rata distribution. A total of 28,103 shares of Class A Common Stock were distributed to Mr. Merkel and certain trusts, in the pro rata distribution; on December 22, 2015, these shares were repurchased by the Company at a price of $9.73 per share. The Merkel transactions were included in the Company’s stock repurchase authorization and were approved by the Audit Committee of the Company’s Board of Directors. The distributed shares were already outstanding, and no new shares were issued.

Sale by CFLP to the Company

As previously reported, on February 23, 2016, the Company repurchased from CFLP 5,000,000 shares of Class A Common Stock at a price of $8.72 per share. This transaction was included in the Company’s stock and unit repurchase authorization and was approved by the Audit Committee of the Company’s Board of Directors.

Recent Option Exercises and Other Transactions

As previously reported, on March 9, 2016, Mr. Lutnick exercised an employee stock option with respect to 250,000 shares of Class A Common Stock at an exercise price of $8.42 per share. The net exercise of the option resulted in 17,403 shares of Class A Common Stock being issued to Mr. Lutnick.

As previously reported, on August 16, 2016, a Keogh retirement account for the benefit of Mr. Lutnick purchased 36,405 shares of Class A Common Stock from the Company at a price of $8.77 per share. This transaction was approved by the Audit Committee of the Company’s Board of Directors.

As previously reported, on November 9, 2016, Mr. Lutnick exercised an employee stock option with respect to 800,000 shares of Class A Common Stock at an exercise price of $8.80 per share. The net exercise of the option resulted in 51,064 shares of Class A Common Stock being issued to Mr. Lutnick.

CUSIP No. 05541T 10 1	13D	Page 7 of 16

As previously reported, on November 7, 2016, the Compensation Committee agreed to grant 200,000 non-exchangeable PSUs/PPSUs to Mr. Merkel in replacement of 200,000 NPSUs previously granted to him (which, upon replacement, no longer exist) on or about each of the following dates, provided that the Company and its affiliates earn, in aggregate, at least $25 million in gross revenues in the calendar quarter in which the PSUs/PPSUs are to be granted: (i) December 1, 2016 and (ii) each March 31 of 2017 through 2020 (for an aggregate total of 1,000,000 non-exchangeable PSUs/PPSUs). In connection with the foregoing, Mr. Merkel agreed to surrender a total of 1,714,286 previously granted NPSUs.

Each grant of PSUs/PPSUs also is subject to Mr. Merkel’s continued employment and compliance with the BGC Holdings, L.P. partnership agreement (the “Holdings Agreement”) as of the applicable grant date. The number of PSUs and PPSUs issuable on each grant date shall be determined by reference to the then-applicable practices for U.S.-based partners when determining the proportionality of PSUs/PPSUs (currently 55% in PSUs and 45% in PPSUs). The determination price of the PPSUs upon grant shall be the closing price of Company’s Class A Common Stock on the applicable grant dates. In addition to the foregoing grants of PSUs/PPSUs in replacement of NPSUs, the Compensation Committee granted: (i) effective November 7, 2016, exchange rights with respect to 110,000 of Mr. Merkel’s previously issued non-exchangeable PSUs and 90,000 of Mr. Merkel’s previously issued non-exchangeable PPSUs, and (ii) effective on or about each February 28 of 2017 through 2020, exchange rights for 200,000 of Mr. Merkel’s then non-exchangeable PSU/PPSUs (the proportion of PSUs to PPSUs shall be in accordance with their issuance), subject to Mr. Merkel’s continued employment and compliance with the Holdings Agreement as of the applicable exchangeability date (for an aggregate total of 1 million exchangeable PSUs/PPSUs).

On November 7, 2016, the Company repurchased (i) the 110,000 exchangeable PSUs at a purchase price of $8.66 per unit, and (ii) the 90,000 exchangeable PPSUs the average determination price for such PPSUs at the time of grant, which was $8.59554 per unit. The repurchases from Mr. Merkel were included in the Company’s stock repurchase and unit redemption authorization and were approved by the Audit Committee of the Board of Directors.

Charity Day

On November 17, 2016, CFLP donated 166,238 shares of Class A Common Stock to The Cantor Fitzgerald Relief Fund (the “Relief Fund”) in connection with the Company’s annual Charity Day. On the same date, the Company repurchased the 166,238 shares of Class A Common Stock from the Relief Fund at a price of $9.74 per share. The repurchase was approved by the Audit Committee of the Company’s Board of Directors.

Charitable Donations

On December 12, 2016, Mr. Lutnick donated an aggregate of 1,000,000 shares of Class A Common Stock from his personal asset trust to three charitable organizations.

On December 12, 2016, Mr. Lutnick donated an aggregate of 100,000 shares of Class A Common Stock from his personal asset trust to a charitable foundation for which his spouse serves as a director. On the same date, the Company repurchased the 100,000 shares of Class A Common Stock from the charitable foundation at a price of $10.25 per share. The transaction was approved by the Audit Committee of the Company’s Board of Directors.

CFLP Purchase of Limited Partnership Interests from BGC Holdings

As previously reported by the Company, in the event that BGC Holdings redeems any non-exchangeable founding partner units upon the termination or bankruptcy of a founding partner, or such units are granted exchange rights by the Company, CFLP has the right to purchase from BGC Holdings an equivalent number of BGC Holdings exchangeable limited partnership units upon the same terms.

As previously reported, on November 7, 2016, the Company issued exchange rights with respect to, and CFLP purchased, an aggregate of 624,762 exchangeable limited partnership units in BGC Holdings, as follows: In connection with the redemption by BGC Holdings of an aggregate of 141,523 non-exchangeable founding partner units from founding partners of BGC Holdings for an aggregate consideration of $560,190, CFLP purchased 141,523 exchangeable limited partnership units from BGC Holdings for an aggregate of $560,190. In addition, pursuant to the Sixth Amendment, CFLP purchased 483,239 exchangeable limited partnership units from BGC Holdings for an aggregate consideration of $1,796,367 in connection with the grant of exchangeability and exchange for 483,239 founding partner units. Subsequent to these transactions, there are 541,739 FPUs remaining as to which BGC Holdings has the right to redeem or exchange and with respect to which CFLP has the right to purchase an equivalent number of CFLP units pursuant to terms yet to be determined.

CUSIP No. 05541T 10 1	13D	Page 8 of 16

Distribution Rights Shares

As of December 20, 2016, CFLP has distributed to its current and former partners an aggregate of 20,787,281 shares of Class A Common Stock, consisting of (i) 19,333,660 shares to retained and founding partners to satisfy certain of CFLP’s distribution rights obligations provided to such partners on April 1, 2008 (the “April 2008 distribution rights shares”), and (ii) 1,453,621 shares to satisfy certain of CFLP’s distribution rights obligations provided to CFLP partners on February 14, 2012 in connection with CFLP’s payment of previous quarterly partnership distributions (the “February 2012 distribution rights shares”). As of December 20, 2016, CFLP is still obligated to distribute to its current and former partners an aggregate of 15,819,690 shares of Class A Common Stock, consisting of (a) 14,038,084 April 2008 distribution rights shares, and (b) 1,781,606 February 2012 distribution rights shares.

See Item 5 for ownership information and the Company’s proxy statements and periodic reports for additional executive compensation information for Messrs. Lutnick and Merkel, including grants and exercises of exchange rights on partnership units, lapses of restrictions with respect to restricted shares of Class A Common Stock, and repurchases of such shares and units by the Company, all of which have been previously reported.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of December 20, 2016. As of December 20, 2016, there were 244,747,481 shares of issued and outstanding Class A Common Stock.

As described above, the aggregate number of April 2008 distribution rights shares that CFLP remains obligated to distribute is 14,038,084, all of which are distributable to certain retained partners who have deferred receipt of such shares. Such retained partners include CFGM, Mr. Lutnick, and certain persons listed on Schedule A. As also described above, the aggregate

CUSIP No. 05541T 10 1	13D	Page 9 of 16

number of February 2012 distribution rights shares that CFLP remains obligated to distribute is 1,781,606, all of which are distributable to certain CFLP partners who deferred receipt of such shares. As a result, certain of these April 2008 distribution rights shares and February 2012 distribution rights shares (collectively “distribution rights shares”) are included in the number of shares beneficially owned both directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other holders of the distribution rights, including certain of the persons listed in Schedule A, resulting in substantial duplications in the number of shares set forth below. Once CFLP distributes the remaining 15,819,690 distribution rights shares, these shares will no longer be reflected as beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of the shares will be reported by CFGM and Mr. Lutnick, as a result of direct holdings by CFGM and Mr. Lutnick, and indirect holdings by Mr. Lutnick as a result of his control of CFGM, KBCR and LFA, and by the other recipients of the distribution rights shares, including certain of the persons listed on Schedule A.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 14,085,330 shares of Class A Common Stock owned of record by it, (ii) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by it, and (iii) 51,183,176 shares of Class A Common Stock acquirable upon exchange of 51,183,176 BGC Holdings exchangeable limited partnership units. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM. These amounts include 15,819,690 distribution rights shares, the receipt of which has been deferred, and which may generally be distributed to such partners upon request, as discussed above.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 598,071 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock acquirable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, (iii) 2,050,197 April 2008 distribution rights shares, receipt of which has been deferred, (iv) 160,675 February 2012 distribution rights shares, receipt of which has been deferred, and (v) 100,067,868 shares of Class A Common Stock beneficially owned by CFLP, consisting of: (a) 14,085,330 shares of Class A Common Stock owned of record by CFLP, (b) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by CFLP, and (c) 51,183,176 shares of Class A Common Stock acquirable upon exchange by CFLP of 51,183,176 BGC Holdings exchangeable limited partnership units. The CFLP amounts include the 15,819,690 shares of Class A Common Stock that are subject to CFLP’s distribution obligations, the receipt of which has been deferred, and which may generally be issued to such partners upon request, as discussed above.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 1,000,000 shares of Class A Common Stock subject to options exercisable within 60 days, (ii) 422,851 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of November 30, 2016), (iii) 3,418,518 shares held in Mr. Lutnick’s personal asset trust, (iv) 25,560 shares of Class A Common Stock held in certain of Mr. Lutnick’s retirement accounts, (v) 199,248 shares of Class A Common Stock held in a Keogh retirement account, (vi) 2,392,908 shares of Class A Common Stock held directly, and (vii) 1,040,761 shares of Class A Common Stock acquirable upon exchange of 1,040,761 BGC Holdings exchangeable limited partnership interests held directly.

CUSIP No. 05541T 10 1	13D	Page 10 of 16

In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 870,780 shares of Class A Common Stock held in various trust, retirement and custodial accounts ((i) 271,757 shares held by a trust for the benefit of descendants of Mr. Lutnick and his immediate family, of which Mr. Lutnick’s wife is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (ii) 576,884 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, (iii) 7,061 shares held in other retirement accounts, and (iv) 15,078 shares held in custodial accounts for the benefit of certain members of Mr. Lutnick’s family under the Uniform Gifts to Minors Act);

(b) 14,085,330 shares of Class A Common Stock owned of record by CFLP and 598,071 shares of Class A Common Stock owned of record by CFGM;

(c) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by CFLP, and 48,745 shares of Class A Common Stock acquirable upon conversion of 48,745 shares of Class B Common Stock owned of record by CFGM;

(d) 51,183,176 shares of Class A Common Stock acquirable upon exchange of 51,183,176 BGC Holdings exchangeable limited partnership interests;

(e) 7,742,325 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by Mr. Lutnick, receipt of which has been deferred;

(f) 1,231,396 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by Mr. Lutnick, receipt of which has been deferred;

(g) 2,050,197 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by CFGM, receipt of which has been deferred;

(h) 160,675 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by CFGM, receipt of which has been deferred;

(i) 1,610,182 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by a trust for the benefit of Mr. Lutnick’s family, receipt of which has been deferred;

(j) 395,125 shares of Class A Common Stock owned of record by KBCR;

(k) 2,048,000 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by KBCR, receipt of which has been deferred;

(l) 287,967 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by KBCR, receipt of which has been deferred;

(m) 161,842 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by LFA, receipt of which has been deferred;

(n) 16,193 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by LFA, receipt of which has been deferred; and

(o) 32,469 shares of Class A Common Stock owned by LFA.

The CFLP amounts included in Mr. Lutnick’s holdings include an aggregate of 15,819,690 distribution rights shares, the receipt of which has been deferred, and which may generally be distributed to such partners upon request, as discussed above.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 395,125 shares of Class A Common Stock owned of record by it, (ii) 2,048,000 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by KBCR, receipt of which has been deferred, and (iii) 287,967 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by KBCR, receipt of which has been deferred.

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Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 15,000 shares of Class A Common Stock owned of record by him, and (ii) 34,729 shares owned of record by Lord Lovat, an entity of which Mr. Fraser is the sole shareholder. In addition, Mr. Fraser has shared voting and dispositive power with respect to (a) an aggregate of 86,674 shares of Class A Common Stock owned of record by trusts for the benefit of Mr. Fraser’s children, and (b) 200,000 shares of Class A Common Stock acquirable upon exchange of 200,000 exchangeable founding partner units held by Mr. Fraser.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 36,136 shares of Class A Common Stock owned of record by him, and (ii) 19,495 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account (as of November 30, 2016). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to 2,250 shares of Class A Common Stock owned of record by Mr. Merkel’s spouse.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 166,170 shares of Class A Common Stock owned of record by her. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 43,368 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights held by Ms. Edith Lutnick, receipt of which has been deferred.

Mr. Steven Bisgay, the Chief Financial Officer of CFLP and CFGM, is the beneficial owner of, and has sole and dispositive voting power with respect to, 322 shares of Class A Common Stock owned of record by him.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 7,061 shares of Class A Common Stock held in her individual retirement accounts and 3,533 shares of Class A Common Stock owned of record by her. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 848,641 shares of Class A Common Stock held by a trust for the benefit of descendants of Mr. Howard Lutnick and his immediate family, of which Ms. Allison Lutnick is one of two trustees, and (ii) 1,610,182 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by such trust, receipt of which has been deferred.

(a) Number of shares and percent of Class A Common Stock beneficially owned as of December 20, 2016 by each of the Reporting Persons and the other persons listed on Schedule A:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	100,067,868
CFGM	102,925,556
Mr. Lutnick	125,779,517
KBCR	2,731,092
Mr. Fraser	297,480
Mr. Merkel	48,038
Ms. Edith Lutnick	209,538
Mr. Bisgay	322
Ms. Allison Lutnick	2,469,303

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Percent of Class A Common Stock:

Person	Percentage
CFLP	30.4%
CFGM	31.1%
Mr. Lutnick	36.6%
KBCR	1.1%
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Bisgay	*
Ms. Allison Lutnick	1.0%

*	less than 1%

(b) Number of shares of Class A Common Stock beneficially owned as of December 20, 2016 as to which the Reporting Persons and each of the other persons listed on Schedule A:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,401,633
KBCR	0
Mr. Fraser	14,941
Mr. Merkel	47,192
Ms. Edith Lutnick	166,170
Mr. Bisgay	322
Ms. Allison Lutnick	10,480

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	100,067,868
CFGM	102,925,556
Mr. Lutnick	117,321,835
KBCR	2,731,092
Mr. Fraser	247,751
Mr. Merkel	2,250
Ms. Edith Lutnick	43,368
Mr. Bisgay	0
Ms. Allison Lutnick	2,458,823

CUSIP No. 05541T 10 1	13D	Page 13 of 16

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	8,452,364
KBCR	0
Mr. Fraser	14,941
Mr. Merkel	45,788
Ms. Edith Lutnick	166,170
Mr. Bisgay	322
Ms. Allison Lutnick	10,480

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	100,067,868
CFGM	102,925,556
Mr. Lutnick	117,327,153
KBCR	2,731,092
Mr. Fraser	247,751
Mr. Merkel	2,250
Ms. Edith Lutnick	43,368
Mr. Bisgay	0
Ms. Allison Lutnick	2,458,823

(c) See Item 4, which is incorporated by reference herein.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 5, which are incorporated by reference herein.

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Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 48	Joint Filing Agreement, dated as of December 23, 2016, among the Reporting Persons

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CUSIP No. 05541T 10 1	13D	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date: December 23, 2016

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated December 23, 2016]

CUSIP No. 05541T 10 1	13D	Page 16 of 16

EXHIBIT INDEX

Exhibit 48	Joint Filing Agreement, dated as of December 23, 2016, among the Reporting Persons

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